Filed Pursuant To Rule 433

Registration No. 333-278880

July 22, 2024

Grayscale Why ETHE? Performance How to Invest ETHE resources FAQ Invest Now Visit grayscale.com Grayscale Ethereum Trust The world’s largest *Ethereum Fund Ticker: ETHE *By AUM as of 7/23/2024 The Grayscale Ethereum Trust (“ETHE”) is not a fund registered under the Investment Company Act of 1940 and is not subject to regulation under the Investment Company Act of 1940, unlike most mutual funds or ETFs. ETHE is not suitable for all investors. An investment in ETHE is subject to a high degree of risk, has the potential for significant volatility, and could result in significant or complete loss of investment. Investment Strategy Grayscale Ethereum Trust is one of the first securities solely invested in and deriving value from the price of Ether that enables investors to gain exposure to Ether in the form of a security while avoiding the challenges of buying, storing, and safekeeping Ether, directly. Shares (based on Ether per Share as indicated below) are designed to track the Ether market price, less fees and expenses. Ethereum is a digital asset that is created and transmitted through the operations of the peer-to-peer Ethereum Network, a decentralized network of computers that operates on cryptographic protocols. The Ethereum Network allows people to exchange tokens of value, called Ether, which are recorded on a public transaction ledger known as a blockchain. 0 Market Price 0 1 day market price change 2.50% total expense ratio Why ETHE? Largest Ethereum Fund ETHE is currently the largest* Ethereum fund in the world by AUM. Long Operating History Created in 2017, ETHE has a long operating history as the first publicly-traded Ethereum fund in the US. Expert Sponsor ETHE is sponsored by Grayscale, one of the the world’s leading crypto asset managers with over a decade of experience operating crypto investment products. *By AUM as of 7/22/2024 Overview NAME Grayscale Ethereum Trust TICKER ETHE PRIMARY LISTING MARKET NYSE ARCA CUSIP 389638107 ISIN US3896381072 DISTRIBUTION FREQUENCY None TRUST INCEPTION DATE 12/14/2017 PUBLIC QUOTATION DATE 06/20/2019 ETF LISTING DATE 07/23/2024

Why ETHE? Largest Ethereum Fund ETHE is currently the largest* Ethereum fund in the world by AUM. Long Operating History Created in 2017, ETHE has a long operating history as the first publicly-traded Ethereum fund in the US. Expert Sponsor ETHE is sponsored by Grayscale, one of the the world’s leading crypto asset managers with over a decade of experience operating crypto investment products. *By AUM as of 7/22/2024 Overview NAME Grayscale Ethereum Trust TICKER ETHE PRIMARY LISTING MARKET NYSE ARCA CUSIP 389638107 ISIN US3896381072 DISTRIBUTION FREQUENCY None TRUST INCEPTION DATE 12/14/2017 PUBLIC QUOTATION DATE 06/20/2019 ETF LISTING DATE 07/23/2024

Key Fund Information

ASSETS UNDER MANAGEMENT (NON-GAAP)	$9,199,064,688.04
TOTAL EXPENSE RATIO	2.50%
ETHER PER SHARE	0.00847782
BASE CURRENCY	USD
INDEX PROVIDER	CoinDesk Indices, Inc.
DIGITAL ASSET CUSTODIAN	Coinbase Custody Trust Company, LLC

SHARES OUTSTANDING	310,158,500
TOTAL ETHER IN TRUST	2,629,468.6756
MARKETING AGENT	Foreside Fund Services, LLC
SPONSOR	Grayscale Investments, LLC
FUND ADMINISTRATOR	BNY

Performance

ETHE was first created in 2017. In 2024, it uplisted to NYSE Arca as a spot Ethereum ETP.

Daily Performance

NET ASSET VALUE (NAV) PER SHARE	$29.66
NAV PER SHARE 1D CHANGE ($)	-$0.23
NAV PER SHARE 1D CHANGE (%)	-0.77%
MARKET PRICE	--
PREMIUM / DISCOUNT (%)	--
30D MEDIAN BID/ASK SPREAD (%)	--
GAAP NAV PER SHARE	$29.67

ETX INDEX PRICE	$3,498.45
ETX INDEX 1D CHANGE (%)	-0.76%
DAILY VOLUME (SHARES)	--
MARKET PRICE 1D CHANGE ($)	--
MARKET PRICE 1D CHANGE (%)	--
GAAP AUM	$9,201,536,388.59

*Trading generally takes place throughout the normal trading hours (typically 9:30am – 4:00pm EST). Daily volume shares is updated between 1am and 5am EST to reflect previous trading day activity.

Median 30 Day Spread is a calculation of ETHE's median bid-ask spread, expressed as a percentage rounded to the nearest hundredth, computed by: identifying the Fund’s national best bid and national best offer as of the end of each 10 second interval during each trading day of the last 30 calendar days; dividing the difference between each such bid and offer by the midpoint of the national best bid and national best offer; and identifying the median of those values. GAAP AUM and GAAP NAV Per Share represents the applicable Product’s principal market price and is calculated using a GAAP methodology. For additional information, see the applicable Product’s financial statements. Market Price NAV Per Share Volume 1 MONTH 3 MONTHS 6 MONTHS YTD 1 YEAR 3 YEARS 5 YEARS 10 YEARS ANNUALIZED SINCE INCEPTION CUMULATIVE SINCE INCEPTION Market Price, % NAV Per Share, % Benchmark Index, % Since inception is the ETP listing date of 07/23/2024. The performance data quoted represents past performance and is no guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Shares of any ETF are bought and sold at market price (not NAV) and may trade at a discount or premium to NAV. Shares are not individually redeemable from the Fund and may only be acquired or redeemed from the fund in creation units. Brokerage commissions will reduce returns. Benchmark Index refers to The CoinDesk Ether Price Index (ETX) which provides a USD-denominated reference rate for the spot price of Ether (ETH). The index leverages real-time prices from multiple constituent trading platforms to provide a representative spot price. Prior to 07/23/2024. Principal Market NAV per Share was referred to as NAV per Share and NAV per share was referred to as Digital Asset Holdings per Share. Our definitions and calculations of these non-GAAP measures may not be the same as similar measures reported by other Ethereum ETFs. Please refer to ETHE's filings with the Securities and Exchange Commission for additional information. NAV is the dollar value of a single share, based on the value of the underlying assets of the fund minus its liabilities, divided by the number of shares outstanding. Calculated at the end of each business day using the 4PM ET index price. Market Price is the current price at which shares are bought and sold. Market returns are based upon the last trade price. Historical Performance Grayscale Ethereum Trust first launched as a private placement in 2017. In mid-2019, shares began trading publicly on OTC Markets under symbol: ETHE. This continued until 2024, when ETHE uplisted to NYSE Arca as a spot Ethereum ETP. The performance table shows the Trust's performance for the time periods shown from inception to 7/23/2024. The Trust's performance prior to 7/23/2024 is based on market-determined prices on the OTCQX marketplace and on the Trust's performance without an ongoing share creation and redemption program. Prior to 7/23/2024, the Trust's shares traded at both premiums and discounts to the value of the Trust's assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 7/23/2024, the Trust established an ongoing share creation and redemption program and the shares of the Trust were listed to NYSE Arca. Hence, the Trust's returns for periods prior to 7/23/2024 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust's performance for periods subsequent to 7/23/2024. I Agree How to Invest in ETHE Grayscale Ethereum Trust (Ticker: ETHE) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for ETHE on your platform of choice.

Historical Performance Grayscale Ethereum Trust first launched as a private placement in 2017. In mid-2019, shares began trading publicly on OTC Markets under symbol: ETHE. This continued until 2024, when ETHE uplisted to NYSE Arca as a spot Ethereum ETP. The performance table shows the Trust's performance for the time periods shown from inception to 7/23/2024. The Trust's performance prior to 7/23/2024 is based on market-determined prices on the OTCQX marketplace and on the Trust's performance without an ongoing share creation and redemption program. Prior to 7/23/2024, the Trust's shares traded at both premiums and discounts to the value of the Trust's assets, less its expenses and other liabilities, which at times were substantial, in part due to the lack of an ongoing redemption program. Effective as of 7/23/2024, the Trust established an ongoing share creation and redemption program and the shares of the Trust were listed to NYSE Arca. Hence, the Trust's returns for periods prior to 7/23/2024 are not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust's performance for periods subsequent to 7/23/2024. I Agree How to Invest in ETHE Grayscale Ethereum Trust (Ticker: ETHE) trades on NYSE Arca and is available through your brokerage account. To invest, click below to be redirected to brokerage platforms or search for ETHE on your platform of choice.

ETHE Resources ETHE Factsheet Jul 22, 2024 DOWNLOAD FAQs Have more questions? Please reach out to our Investor Relations team at info@grayscale.com ETHE is one of the first spot Ethereum ETFs in the US, and the largest.* A spot Ethereum ETF is solely and passively invested in Ether, whose shares are designed to track the price of Ether. ETHE allows investors to gain exposure to Ether through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Similar to how investors use ETFs to hold other commodities, like gold or silver, they can now invest in Ether through ETHE. ETHE owns and passively holds actual Ether through our Custodian, Coinbase Custody. ETHE does not trade, buy, sell or hold Ether derivatives, including Ether futures contracts. This product is not levered. *By AUM as of 7/22/2024 From 2019 until 7/23/2024, shares of ETHE were publicly-quoted on the OTCQX Market. Please view our FAQ on Grayscale’s product lifecycle to learn more. On 7/23/2024, ETHE uplisted to NYSE Arca as a spot Ethereum ETP. It now creates and redeems shares on an ongoing basis as part of its ETP structure.

ETHE trades on NYSE Arca, and is available through most brokerage accounts, including Fidelity, Schwab, Robinhood, and others. To invest, click here to be redirected to your brokerage platform or simply search for ETHE on your platform of choice. ETHE tracks the CoinDesk Ether Price Index (ETX), which provides a USD-denominated reference rate for the price of spot Ether. ETHE allows investors to gain exposure to Ether through a familiar investment vehicle, without the need to set up an account or wallet on a cryptocurrency exchange. Investors may choose ETHE if they prefer the convenience of accessing all their investments on their regular investment platform and purchasing a regulated investment product. ETHE charges an annual management fee of 2.5%, which includes all of the costs associated with administration and safekeeping of the underlying Ether. There are no other fees. Grayscale enables investors to access the digital economy through a family of regulated and future-forward investment products. Founded in 2013, Grayscale has a proven track record and deep expertise as the world’s largest crypto asset manager. Investors, advisors, and allocators turn to Grayscale for single asset, diversified, and thematic exposure. Investors may want exposure to Ether for portfolio diversification, as an alternative to fiat currency investment, to hedge against conventional markets, and more. Please reach out to our Investor Relations team at info@grayscale.com or call 866-775-0313.

Ready to invest? Stay on top of the latest crypto news and insights SUBSCRIBE Crypto ETPs Grayscale Bitcoin Trust Grayscale Ethereum Trust Grayscale Ethereum Mini Trust Equity ETFs Grayscale Future of Finance Visit grayscale.com © 2024. All rights reserved Privacy Policy Terms of Service Social Media Disclosure Investing involves risk, including possible loss of principal. An investment in the Trust is subject to a high degree of risk and heightened volatility. Digital assets are not suitable for an investor that cannot afford the loss of the entire investment. Grayscale Ethereum Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for its offering to which this communication relates. Before you invest, you should read the prospectus in such registration statement and other documents the Trust has filed with the SEC for more complete information about such Trust and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you such prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101. Foreside Fund Services, LLC is the Marketing Agent for the Grayscale Ethereum Trust. Grayscale Investments, LLC (“Grayscale”) is the sponsor of Grayscale Ethereum Trust (the “Trust”). Grayscale is not registered as an investment adviser under the Investment Advisers Act of 1940 and the Trust is not registered under the Investment Company Act of 1940. The Trust is subject to the rules and regulations of the Securities Act of 1933. The Trust holds Ether; however, an investment in the Trust is not a direct investment in Ether. As a non-diversified and single industry fund, the value of the shares may fluctuate more than shares invested in a broader range of industries. Smart contracts are a new technology and ongoing development may magnify initial problems, cause volatility on the networks that use smart contracts and reduce interest in them, which could have an adverse impact on the value of the Trust. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. The Trust relies on third party service providers to perform certain functions essential to the affairs of the funds and the replacement of such service providers could pose a challenge to the safekeeping of the digital asset and to the operations of the Trust. NAV per Share is not calculated in accordance with GAAP. NAV per Share is not intended to be a substitute for the Trust's Principal Market NAV per Share calculated in accordance with GAAP. Prior to 7/23/2024, shares of the Trust were offered only in private placement transactions exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), and were quoted on the OTCQX® Best Market. The Trust did not have an ongoing share creation and redemption program. Effective as of the open of business on 7/23/2024, the shares of the Trust were listed on to NYSE Arca as an exchange-traded product, the Trust established an ongoing share creation and redemption program and the shares are being offered on a registered basis pursuant to a Registration Statement on Form S-3. The Trust’s investment objective both before and after 7/23/2024 has remained constant, namely to reflect the value of Ethereum held by the Trust, less the Trust’s expenses and other liabilities. However prior to 7/23/2024, the Trust did not meet its investment objective and the Trust’s shares traded at both premiums and discounts to such value, which at times were substantial, in part due to the lack of an ongoing redemption program. Furthermore, the Trust’s performance prior to 7/23/2024 is based on market-determined prices on the OTCQX, while the Trust’s performance following such date is based on market-determined prices on NYSE Arca. As a result, the Trust’s historical data prior to 7/23/2024 is not directly comparable to, and should not be used to make conclusions in conjunction with, the Trust’s performance following that date. The performance of the Trust before and after 7/23/2024 may differ significantly. Digital Asset Risk Disclosures Extreme volatility of trading prices that many digital assets have experienced in recent periods and may continue to experience, could have a material adverse effect on the value of the Trust and the shares could lose all or substantially all of their value. Digital assets represent a new and rapidly evolving industry. The value of the Trust depends on the acceptance of the digital assets, the capabilities and development of blockchain technologies and the fundamental investment characteristics of the digital asset. Digital asset networks are developed by a diverse set of contributors and the perception that certain high-profile contributors will no longer contribute to the network could have an adverse effect on the market price of the related digital asset. Digital assets may have concentrated ownership and large sales or distributions by holders of such digital assets could have an adverse effect on the market price of such digital assets. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. A substantial direct investment in digital assets may require expensive and sometimes complicated arrangements in connection with the acquisition, security and safekeeping of the digital asset and may involve the payment of substantial acquisition fees from third party facilitators through cash payments of U.S. dollars. Because the value of the Trust is correlated with the value of Ethereum, it is important to understand the investment attributes of, and the market for, the underlying digital asset. Please consult with your financial professional. The Sponsor does not store, hold, or maintain custody or control of the Trust’s digital assets but instead has entered into the Custodian Agreement with a third party to facilitate the security of its digital assets. The Custodian controls and secures the Trust’s digital asset accounts, a segregated custody account to store private keys, which allow for the transfer of ownership or control of the digital asset, on the Trust’s behalf. If the Custodian resigns or is removed by the Sponsor or otherwise, without replacement, it could trigger early termination of the Trust. There is no guarantee that a market for the shares will be available which will adversely impact the liquidity of the Trust. The value of the Trust relates directly to the value of the underlying digital asset, the value of which may be highly volatile and subject to fluctuations due to a number of factors. Distributed by Grayscale Securities, LLC (Member FINRA/SIPC). SIPC coverage does not apply to crypto asset products or services discussed on the website. © 2024 Grayscale Investments, LLC. All trademarks, service marks and/or trade names (e.g., BITCOIN INVESTING BEGINS HERE, DROP GOLD, G, GRAYSCALE, GRAYSCALE CRYPTO SECTORS, and GRAYSCALE INVESTMENTS) are owned and/or registered by Grayscale Investments, LLC. All of the content on our site - including text, software, scripts, code, designs, graphics, photos, sounds, music, videos, applications, interactive features, articles, news stories, sketches, animations, stickers, general artwork and other content ("Content") - is owned by Grayscale Investments, LLC or others we license Content from, and is protected by copyright, patent and other laws. Grayscale Investments, LLC reserves all rights not expressly described herein.

Grayscale Ethereum Trust (the Trust) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov . Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.